

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

<u>Via E-mail</u>
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

>    **Re:    Enviro Cleanse Inc.**
>    **Amendment No.6 to Registration Statement on Form S-1**
>    **Filed February 12, 2013**
>    **File No. 333-182808**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comment.

<u>Exhibit 23</u>

1.  The consent provided for the financial statements for the period ended November 30, 2012 refers to a report date of January 18, 2013 which is different than the date of the report provided on page 48.  Please arrange with your auditors to provide a new consent which refers to the appropriate report date.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director